EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2000 – March 31, 2005

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31					12 Months Ended March 31, 2005	Three Months Ended March 31, 2005*
	2004	2003	2002	2001	2000
Fixed Charges, as Defined:
Interest on Long-Term Debt	$33,776	$33,258	$32,264	$30,224	$29,987	$33,755	$8,429
Other Interest	2,184	2,048	1,620	3,772	3,628	2,522	815
Amortization of Debt Discount and Expense	773	696	799	768	735	778	191
Interest Portion of Rentals	1,489	1,622	1,578	1,572	1,628	1,460	338

Total Fixed Charges, as defined	$38,222	$37,624	$36,261	$36,336	$35,978	$38,515	$9,773

Earnings, as Defined:
Net Income	$50,572	$45,983	$43,792	$50,187	$50,224	$57,847	$39,887
Taxes on Income	26,531	23,340	23,444	27,553	26,829	30,775	22,876
Fixed Charges, as above	38,222	37,624	36,261	36,336	35,978	38,515	9,773

Total Earnings, as defined	$115,325	$106,947	$103,497	$114,076	$113,031	$127,137	$72,536

Ratio of Earnings to Fixed Charges	3.02	2.84	2.85	3.14	3.14	3.30	7.42

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.